UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. 3)

Under the Securities Exchange Act of 1934

COBALT INTERNATIONAL ENERGY, INC.
(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE PER SHARE
(Title of Class of Securities)

19075F 106
(CUSIP Number)

DECEMBER 31, 2013
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS KERN Cobalt Co-Invest Partners AP LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 13,658,090
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 13,658,090
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,746,030
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.3%
12	TYPE OF REPORTING PERSON PN

1	NAMES OF REPORTING PERSONS KERN Cobalt Group Management Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Alberta, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 13,658,090
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 13,658,090
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,746,030
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.3%
12	TYPE OF REPORTING PERSON CO

1	NAMES OF REPORTING PERSONS KERN Energy Partners I LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Alberta, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 13,658,090
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 13,658,090
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,746,030
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.3%
12	TYPE OF REPORTING PERSON PN

1	NAMES OF REPORTING PERSONS KERN Energy Partners II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Alberta, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 13,658,090
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 13,658,090
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,746,030
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.3%
12	TYPE OF REPORTING PERSON PN

1	NAMES OF REPORTING PERSONS KERN Energy Partners III LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Alberta, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 13,658,090
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 13,658,090
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,746,030
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.3%
12	TYPE OF REPORTING PERSON PN

1	NAMES OF REPORTING PERSONS KERN Cobalt Co-Invest V LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 13,658,090
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 13,658,090
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,746,030
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.3%
12	TYPE OF REPORTING PERSON PN

1	NAMES OF REPORTING PERSONS KERN Energy Partners I U.S. LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Alberta, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 13,658,090
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 13,658,090
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,746,030
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.3%
12	TYPE OF REPORTING PERSON PN

1	NAMES OF REPORTING PERSONS KERN Energy Partners II U.S. LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Alberta, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 13,658,090
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 13,658,090
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,746,030
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.3%
12	TYPE OF REPORTING PERSON PN

1	NAMES OF REPORTING PERSONS KERN Energy Partners III U.S. LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Alberta, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 13,658,090
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 13,658,090
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,746,030
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.3%
12	TYPE OF REPORTING PERSON PN

1	NAMES OF REPORTING PERSONS KERN Cobalt Group V LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 13,658,090
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 13,658,090
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,746,030
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.3%
12	TYPE OF REPORTING PERSON OO

1	NAMES OF REPORTING PERSONS KERN Energy Partners GP III LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Alberta, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 13,658,090
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 13,658,090
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,746,030
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.3%
12	TYPE OF REPORTING PERSON PN

1	NAMES OF REPORTING PERSONS KERN Energy Partners Management Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Alberta, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 13,658,090
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 13,658,090
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,746,030
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.3%
12	TYPE OF REPORTING PERSON CO

1	NAMES OF REPORTING PERSONS KERN Energy Partners Management II Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Alberta, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 13,658,090
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 13,658,090
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,746,030
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.3%
12	TYPE OF REPORTING PERSON CO

1	NAMES OF REPORTING PERSONS KERN Energy Partners Management III Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Alberta, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 13,658,090
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 13,658,090
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,746,030
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.3%
12	TYPE OF REPORTING PERSON CO

1	NAMES OF REPORTING PERSONS KERN Partners Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Alberta, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 13,658,090
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 13,658,090
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,746,030
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.3%
12	TYPE OF REPORTING PERSON CO

1	NAMES OF REPORTING PERSONS Caisse de dépôt et placement du Québec
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Quebec, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 13,658,090
	7	SOLE DISPOSITIVE POWER 87,940
	8	SHARED DISPOSITIVE POWER 13,658,090
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,746,030
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.3%
12	TYPE OF REPORTING PERSON OO

1	NAMES OF REPORTING PERSONS Pentti Karkkainen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 13,658,090
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 13,658,090
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,746,030
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.3%
12	TYPE OF REPORTING PERSON IN

1	NAMES OF REPORTING PERSONS D. Jeff van Steenbergen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 13,658,090
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 13,658,090
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,746,030
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.3%
12	TYPE OF REPORTING PERSON IN

Item 1.    (a)            Name of Issuer:
Cobalt International Energy, Inc., a Delaware corporation (the “Issuer”).

(b)           Address of Issuer’s principal executive offices:
Cobalt Center
920 Memorial City Way, Suite 100
Houston, Texas

Item 2.    (a)           Name of person filing:
(b)          Address of principal business office, or if none, residence:

KERN Cobalt Co-Invest Partners AP LP
KERN Cobalt Group Management Ltd.
KERN Energy Partners I LP
KERN Energy Partners II LP
KERN Energy Partners III LP
KERN Cobalt Co-Invest V LP
KERN Energy Partners I U.S. LP
KERN Energy Partners II U.S. LP
KERN Energy Partners III U.S. LP
KERN Cobalt Group V LLC
KERN Energy Partners GP III LP
KERN Energy Partners Management Ltd.
KERN Energy Partners Management II Ltd.
KERN Energy Partners Management III Ltd.
KERN Partners Ltd.
Pentti Karkkainen
D. Jeff van Steenbergen
each such Person with an address of
c/o KERN Partners Ltd.,
Centennial Place East, 3110-520 3rd Avenue SW
Calgary, Alberta, Canada T2P 0R3

Caisse de dépôt et placement du Québec
1000 place Jean-Paul-Riopelle
Montreal, Quebec, Canada H2Z 2B3

(c)           Citizenship:

KERN Cobalt Co-Invest Partners AP LP - Delaware limited partnership
KERN Cobalt Group Management Ltd. - Alberta, Canada corporation
KERN Energy Partners I LP - Alberta, Canada limited partnership
KERN Energy Partners II LP - Alberta, Canada limited partnership
KERN Energy Partners III LP - Alberta, Canada limited partnership
KERN Cobalt Co-Invest V LP - Delaware limited partnership
KERN Energy Partners I U.S. LP - Alberta, Canada limited partnership
KERN Energy Partners II U.S. LP - Alberta, Canada limited partnership
KERN Energy Partners III U.S. LP - Alberta, Canada limited partnership
KERN Cobalt Group V LLC - Delaware limited liability company
KERN Energy Partners GP III LP - Alberta, Canada limited partnership
KERN Energy Partners Management Ltd. - Alberta, Canada corporation
KERN Energy Partners Management II Ltd. - Alberta, Canada corporation
KERN Energy Partners Management III Ltd. - Alberta, Canada corporation
KERN Partners Ltd. - Alberta, Canada corporation
Caisse de dépôt et placement du Québec - Canada
Pentti Karkkainen -  Canada
D. Jeff van Steenbergen - Canada

Each of the foregoing entities and individuals is a “Reporting Person.”

(d)           Title of Class of Securities:
Common Stock, $0.01 par value per share ("Common Stock")

(e)           CUSIP Number:
19075F 106

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or §240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.
(a)           Amount Beneficially Owned:

As of the date of this filing, 13,658,090 shares of Common Stock may be deemed to be directly beneficially owned by KERN Cobalt Co-Invest Partners AP LP (the “AP Partnership”) and KERN Cobalt Group Management Ltd. (“KERN Cobalt Group”), as a result of KERN Cobalt Group being the general partner of the AP Partnership.  The AP Partnership and KERN Cobalt Group may be deemed to have shared voting control and investment discretion over securities owned by the AP Partnership.  Each of the foregoing entities is a Reporting Person.  All other Reporting Persons are included within this Amendment No. 3 to Schedule 13G (the “Schedule 13G”) due to their affiliation with the AP Partnership and/or the partners thereof as described herein.

Neither the present filing nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a “person” for any purpose other than for compliance with Section 13(d) of the Act.

Additionally, as of the date of this filing, the securities reported herein that may be deemed to be directly beneficially owned by the AP Partnership may be deemed to be indirectly beneficially owned by the following, each of whom is also a Reporting Person: (a) Caisse de dépôt et placement du Québec (“Caisse”), KERN Energy Partners I LP (“KERN I”), KERN Energy Partners II LP (“KERN II”), KERN Energy Partners III LP (“KERN III”) and KERN Cobalt Co-Invest V LP (“KERN V”), each a limited partner of the AP Partnership; (b) KERN Energy Partners I U.S. LP (“KERN I U.S.”), KERN Energy Partners II U.S. LP (“KERN II U.S.”) and KERN Energy Partners III U.S. LP (“KERN III U.S.”), each a limited partner of KERN V; (c) KERN Cobalt Group V LLC (“KERN Group V”), the general partner of KERN V; (d) KERN Energy Partners Management Ltd. (“KERN Management”), the general partner of KERN I and KERN I U.S.; (e) KERN Partners Ltd. (“KERN Partners”), the sole stockholder of KERN Cobalt Group, KERN Management and KERN Energy Partners Management II Ltd. (“KERN Management II”) and the sole member of KERN Group V; (f) KERN Management II, the general partner of KERN II and KERN II U.S.; (g) KERN Energy Partners GP III LP (“KERN Energy GP”), the general partner of KERN III and KERN III U.S.; (h) KERN Energy Partners Management III Ltd. (“KERN Management III”), the general partner of KERN Energy GP; (i) Pentti Karkkainen, a director of KERN Partners; and (j) D. Jeff van Steenbergen, a director of KERN Partners, a director and/or officer of certain subsidiaries and affiliates thereof and a director of the Issuer.  KERN Partners may be deemed to have shared voting control and investment discretion over securities owned by the AP Partnership.  Messrs. Karkkainen and van Steenbergen, each a director of KERN Partners, may also be deemed to have shared voting control and investment discretion over securities beneficially owned by the AP Partnership.

In addition to the shares of Common Stock that may be deemed to be directly beneficially owned by the AP Partnership and indirectly beneficially owned by the other Reporting Persons (including Caisse), as described in the preceding paragraphs, Caisse may be deemed to be the direct sole beneficial owner of 87,940 shares of Common Stock that were acquired through managed accounts administered on behalf of Caisse by external managers retained by Caisse.  The other Reporting Persons do not have voting or dispositive power over such shares.

Each Reporting Person may be deemed to be a member of a “group” for purposes of the Act.  Each Reporting Person disclaims beneficial ownership of any shares of Common Stock owned by the other Reporting Persons, except to the extent reported in this Schedule 13G.  This Schedule 13G shall not be deemed to be an admission that any Reporting Person is a member of a “group” or the beneficial owner of any securities reported herein.

(b)           Percent of Class:

The Reporting Persons may be deemed to beneficially own 13,746,030 shares or 3.3% of Common Stock (see Item 4(a) above), which percentage was calculated based on 411,288,613 shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report filed pursuant to the Act for the period ended September 30, 2013 (filed with the Securities and Exchange Commission on October 29, 2013).

(c)           Number of shares as to which such person has:

(i)           Sole power to vote or to direct the vote

Caisse has the sole power to vote or to direct the vote of 87,940 shares of Common Stock.  No other Reporting Person has the sole power to vote or to direct the vote of any shares reported herein. (See Item 4(a))

(ii)           Shared power to vote or to direct the vote

The Reporting Persons may be deemed to have the shared power to vote or to direct the vote of the 13,658,090 shares of Common Stock reported herein.  (See Item 4(a))

(iii)           Sole power to dispose or to direct the disposition of

Caisse has the sole power to dispose and to direct the disposition of 87,940 shares of Common Stock.  No other Reporting Person has the sole power to dispose or to direct the disposition of any shares reported herein. (See Item 4(a))

(iv)           Shared power to dispose or to direct the disposition of

The Reporting Persons may be deemed to have the shared power to dispose or to direct the disposition of the 13,658,090 shares of Common Stock reported herein.  (See Item 4(a))

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

Item 6.  Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

See Item 4(a) and Exhibit A.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certifications.

Not applicable.

Exhibits:

Exhibit A:  Joint Filing Agreement, dated as of February 7, 2014, by and among KERN Cobalt Co-Invest Partners AP LP, KERN Cobalt Group Management Ltd., KERN Energy Partners I LP, KERN Energy Partners II LP, KERN Energy Partners III LP, KERN Cobalt Co-Invest V LP, KERN Energy Partners I U.S. LP, KERN Energy Partners II U.S. LP, KERN Energy Partners III U.S. LP, KERN Cobalt Group V LLC, KERN Energy Partners GP III LP, KERN Energy Partners Management Ltd., KERN Energy Partners Management II Ltd., KERN Energy Partners Management III Ltd., KERN Partners Ltd., Caisse de dépôt et placement du Québec, Pentti Karkkainen and D. Jeff van Steenbergen.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

KERN Cobalt Co-Invest Partners AP LP
By: KERN Cobalt Group Management Ltd., General Partner

By:	/s/ D. Jeff van Steenbergen
       D. Jeff van Steenbergen, Director

February 7, 2014

KERN Cobalt Group Management Ltd.

By:	/s/ D. Jeff van Steenbergen
       D. Jeff van Steenbergen, Director

February 7, 2014

KERN Energy Partners I LP
By: KERN Energy Partners Management Ltd., General Partner

By:	/s/ D. Jeff van Steenbergen
       D. Jeff van Steenbergen, Director

February 7, 2014

KERN Energy Partners II LP
By: KERN Energy Partners Management II Ltd., General Partner

By:	/s/ D. Jeff van Steenbergen
       D. Jeff van Steenbergen, Director

February 7, 2014

KERN Energy Partners III LP
By: KERN Energy Partners GP III LP, General Partner
By: KERN Energy Partners Management III Ltd., General Partner

By:	/s/ D. Jeff van Steenbergen
       D. Jeff van Steenbergen, Director

February 7, 2014

KERN Cobalt Co-Invest V LP
By: KERN Cobalt Group V LLC, General Partner

By:	/s/ D. Jeff van Steenbergen
       D. Jeff van Steenbergen, Manager

February 7, 2014

KERN Energy Partners I U.S. LP
By: KERN Energy Partners Management Ltd., General Partner

By:	/s/ D. Jeff van Steenbergen
       D. Jeff van Steenbergen, Director

February 7, 2014

KERN Energy Partners II U.S. LP
By: KERN Energy Partners Management II Ltd., General Partner

By:	/s/ D. Jeff van Steenbergen
       D. Jeff van Steenbergen, Director

February 7, 2014

KERN Energy Partners III U.S. LP
By: KERN Energy Partners GP III LP, General Partner,
By: KERN Energy Partners Management III Ltd., General Partner

By:	/s/ D. Jeff van Steenbergen
       D. Jeff van Steenbergen, Director

February 7, 2014

KERN Cobalt Group V LLC

By:	/s/ D. Jeff van Steenbergen
       D. Jeff van Steenbergen, Manager

February 7, 2014

KERN Energy Partners GP III LP
By: KERN Energy Partners Management III Ltd., General Partner

By:	/s/ D. Jeff van Steenbergen
       D. Jeff van Steenbergen, Director

February 7, 2014

KERN Energy Partners Management Ltd.

By:	/s/ D. Jeff van Steenbergen
       D. Jeff van Steenbergen, Director

February 7, 2014

KERN Energy Partners Management II Ltd.

By:	/s/ D. Jeff van Steenbergen
       D. Jeff van Steenbergen, Director

February 7, 2014

KERN Energy Partners Management III Ltd.

By:	/s/ D. Jeff van Steenbergen
       D. Jeff van Steenbergen, Director

February 7, 2014

KERN Partners Ltd.

By:	/s/ D. Jeff van Steenbergen
       D. Jeff van Steenbergen, Director

February 7, 2014

Caisse de dépôt et placement du Québec

By:	/s/ Soulef Hadjoudj
       Soulef Hadjoudj, Legal Counsel

January 24, 2014

/s/ Pentti Karkkainen
       Pentti Karkkainen

February 7, 2014

/s/ D. Jeff van Steenbergen
       D. Jeff van Steenbergen

February 7, 2014

EXHIBIT A

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that Amendment No. 3 to Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Common Stock, $0.01 par value per share, of Cobalt International Energy, Inc., a Delaware corporation, will be filed on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.  This Joint Filing Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

KERN Cobalt Co-Invest Partners AP LP
By: KERN Cobalt Group Management Ltd., General Partner

By:	/s/ D. Jeff van Steenbergen
       D. Jeff van Steenbergen, Director

February 7, 2014

KERN Cobalt Group Management Ltd.

By:	/s/ D. Jeff van Steenbergen
       D. Jeff van Steenbergen, Director

February 7, 2014

KERN Energy Partners I LP
By: KERN Energy Partners Management Ltd., General Partner

By:	/s/ D. Jeff van Steenbergen
       D. Jeff van Steenbergen, Director

February 7, 2014

KERN Energy Partners II LP
By: KERN Energy Partners Management II Ltd., General Partner

By:	/s/ D. Jeff van Steenbergen
       D. Jeff van Steenbergen, Director

February 7, 2014

KERN Energy Partners III LP
By: KERN Energy Partners GP III LP, General Partner
By: KERN Energy Partners Management III Ltd., General Partner

By:	/s/ D. Jeff van Steenbergen
       D. Jeff van Steenbergen, Director

February 7, 2014

KERN Cobalt Co-Invest V LP
By: KERN Cobalt Group V LLC, General Partner

By:	/s/ D. Jeff van Steenbergen
       D. Jeff van Steenbergen, Manager

February 7, 2014

KERN Energy Partners I U.S. LP
By: KERN Energy Partners Management Ltd., General Partner

By:	/s/ D. Jeff van Steenbergen
       D. Jeff van Steenbergen, Director

February 7, 2014

KERN Energy Partners II U.S. LP
By: KERN Energy Partners Management II Ltd., General Partner

By:	/s/ D. Jeff van Steenbergen
       D. Jeff van Steenbergen, Director

February 7, 2014

KERN Energy Partners III U.S. LP
By: KERN Energy Partners GP III LP, General Partner
By: KERN Energy Partners Management III Ltd., General Partner

By:	/s/ D. Jeff van Steenbergen
       D. Jeff van Steenbergen, Director

February 7, 2014

KERN Cobalt Group V LLC

By:	/s/ D. Jeff van Steenbergen
       D. Jeff van Steenbergen, Manager

February 7, 2014

KERN Energy Partners GP III LP
By: KERN Energy Partners Management III Ltd., General Partner

By:	/s/ D. Jeff van Steenbergen
       D. Jeff van Steenbergen, Director

February 7, 2014

KERN Energy Partners Management Ltd.

By:	/s/ D. Jeff van Steenbergen
       D. Jeff van Steenbergen, Director

February 7, 2014

KERN Energy Partners Management II Ltd.

By:	/s/ D. Jeff van Steenbergen
       D. Jeff van Steenbergen, Director

February 7, 2014

KERN Energy Partners Management III Ltd.

By:	/s/ D. Jeff van Steenbergen
       D. Jeff van Steenbergen, Director

February 7, 2014

KERN Partners Ltd.

By:	/s/ D. Jeff van Steenbergen
       D. Jeff van Steenbergen, Director

February 7, 2014

Caisse de dépôt et placement du Québec

By:	/s/ Soulef Hadjoudj
       Soulef Hadjoudj, Legal Counsel

January 24, 2014

/s/ Pentti Karkkainen
       Pentti Karkkainen

February 7, 2014

/s/ D. Jeff van Steenbergen
       D. Jeff van Steenbergen

February 7, 2014